Exhibit 12

MONSANTO COMPANY

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES(1)(2)

(Dollars in millions)

	Six Months Ended Feb. 28,	Year Ended Aug. 31,
	2011	2010	2009	2008	2007	2006
EARNINGS:
Income from Continuing Operations Before Income Taxes	$1,480	$1,490	$2,918	$2,926	$1,328	$1,018

Add:
Fixed charges	117	227	178	162	174	160
Dividends from affiliated companies	—	—	—	—	—	—
Equity affiliate (income) expense — net	(8)	(16)	(17)	(2)	34	31
Amortization of capitalized interest	7	14	13	16	15	15
Less:
Capitalized interest	(13)	(25)	(34)	(22)	(14)	(9)

Earnings available for fixed charges	$1,583	$1,690	$3,058	$3,080	$1,537	$1,215

FIXED CHARGES:
Interest expense(3)	$87	$167	$107	$110	$136	$133
Capitalized interest	13	25	34	22	14	9
Portion of rents representative of interest factor	17	35	37	30	24	18

Total Fixed Charges	$117	$227	$178	$162	$174	$160

Ratio of Earnings to Fixed Charges	13.53	7.44	17.18	19.01	8.83	7.59

(1)	Monsanto has not paid any preference security dividends and, therefore, has not included the ratio of combined fixed charges and preference security dividends to earnings for the relevant periods.

(2)	The operating results of the Dairy business has been conformed to discontinued operations presentation for all relevant fiscal years presented.

(3)	Includes amortization of deferred debt issuance costs and the interest component of the income tax provision.